May 23, 2008

Leslie H. Wexner, Chairman
and Chief Executive Officer
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216

       RE: **Limited Brands, Inc.**
            Form 10-K for Fiscal Year Ended February 2, 2008
            Filed March 28, 2008
            File No. 1-8344

Dear Mr. Wexner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signature Page

As required by General Instruction D.2(a) for Form 10-K, the signature of the principal accounting officer or controller must be included. Please include the appropriate signature or title.

Part II

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

18. Segment Information, page 77

We note that your wholly-owned subsidiary, Mast, is an importer serving Victoria's Secret and third party customers (including Express and Limited via transition agreements). We also note that Mast has published its sales history on its website (www.mast.com) through the year ended 2005 (i.e. 2005 sales of approximately $2.89 billion). Based on the foregoing, tell us how you have considered paragraphs 10 and 18 of SFAS 131 in determining that Mast is not a separate operating segment. In conjunction with your response, please provide us with Mast's sales, both to external customers and intersegment sales, for fiscal years ended February 2, 2008 and February 3, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact William Kearns at (202) 551- 3727 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

                Sincerely,

                John Reynolds
                Assistant Director